MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (MD&A) is dated July 28, 2008 for the period ended March 31, 2008 and should be read in conjunction with the Company’s accompanying audited consolidated financial statements and the notes for the years ended March 31, 2008 and 2007.

Forward Looking Statements

Certain disclosure in this MD&A contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, production estimates, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, uncertainties as to the availability and cost of financing, risks in conducting foreign operations, potential delays or changes in plans with respect to exploration, development or capital expenditures.

Business

TAG Oil Ltd. is an independent Canadian oil and gas production and exploration company with international operations being conducted primarily through its interest in six petroleum permits located in the Taranaki Basin of New Zealand. The Company also has two permit interests (PEP 38738-D and PMP 38156-D) in the Taranaki Basin that will be formally assigned to an arms-length purchaser upon receipt of consent from the Ministry of Economic Development (“MED”) in New Zealand. The Taranaki Basin is a lightly explored area with established commercial production and all of our interests in Taranaki cover 17,982 net acres.

At the date of this report there are six wells producing at the Cheal oil field (TAG: 30.5%). Having completed and fully commissioned the Cheal production facility during the 2008 fiscal year, the Company is focusing on increasing production at Cheal, reducing operating costs and high-grading our exploration prospects while mitigating the risk of our prospects through technical evaluation and cost control. Our long-term plan continues to focus on maximizing value at Cheal through increased production and reducing operating costs so that oil revenues can fund our development and exploration programs going forward. We also intend to leverage our assets into new opportunities that we feel will meet our risk profile.

Petroleum Property Activities, Production and Capital Expenditures for the year ended March 31, 2008

During the year ended March 31, 2008 the Company incurred $6,731,494 worth of expenditures on its oil and gas properties. This compares to $40,552,473 worth of expenditures during the 2007 fiscal year of which $22,168,070 relates primarily to the acquistion of Cheal Petroleum Limited. The primary capital expenditures and activities during the year were as follows:

PMP 38156-S: $5,012,087 (2007: $2,145,899) in costs were incurred by the Company during the year relating to the Cheal oil field production facilities and $407,836 (2007: $3,224,952) incosts were incurred on other aspects of field development.

During the 2008 fiscal year the Cheal production facilities were completed, commissioned and are fully operational and the three producing “B-Site” wells were tied-in to permanent flowlines back to the production facility. At March 31, 2008 there were six wells tied into the Cheal Facility and, following a short-term production test, the Company expects the Cheal A7 well that was drilled subsequent to March 31, 2008 to be tied into the Cheal facility.

Production for the year averaged 465 bbls gross per day (TAG: 142 bbls per day). Additional drilling is required to increase daily production and the joint venture is also consindering the implementaion of a formal cycling plan to manage gas to oil ratios’s, while studies are also being conducted to identify the potential benefits of a waterflood program and a fracture stimulation operation in order to further develop the Cheal field to capture the maximum amount of reserves. Gas export from the field commenced on December 21, 2007 with a total of 30.03 mmscf being exported to the Waihapa Production Station.

In July 2008, the Waihapa Production Station was temporarily shut down due to inadequate supplies of gas to the facility from other sources. The Cheal field oil production produces very small volumes of gas; most of which is used to operate the plant and generate electricity into the grid. The minor amounts of residual gas is processed at the Waihapa Production Facility and sold. As a result of the shut down processing of raw gas from Cheal into the Waihapa Production Station has been suspended.

The production facilities at Cheal are capable of processing up to 2,000 barrels of oil and 2 million cubic feet of gas per day with the ability to increase the facilities capacity, should reserves support additional production.

Since the Company acquired its intetest in PMP 38156-S in June 2006, the Cheal oil field has produced 214,831 barrels of oil to March 31, 2008. From November 2004 to March 31, 2008, however, the Cheal oil field has produced 308,525 barrels of oil.

The Company has the following commitments for Capital Expenditure at March 31, 2008:

Contractual Obligations	Total $	Less than One	More than One
		Year $	Year $
Long term debt	-	-	-
Operating leases	-	-	-
Purchase obligations	-	-	-
Other long-term obligations (1)	2,550,000	2,550,000	-
Total Contractual Obligations (2)	2,550,000	2,550,000	-

(1)

The Other Long Term Obligations that the Company has are in respect to the Company’s share of expected exploration and development permit obligations and/or commitments at the date of this report. The Company may choose to alter the program, reject development costs, relinquish certain permits or farm-out its interest in permits where practical.

(2)

The Company’s total commitments include those that are required to be incurred to maintain its permits in good standing during the current permit term, prior to the Company committing to the next stage of the permit term where additional expenditures would be required. In addition costs are also included that relate to commitments the Company has made that are in addition to what is required to maintain the permit in good standing.

The Company’s commitments shown above totalling $2,550,000 include exploration and development activities. Certain exploration commitments may exceed the exploration work required under the permit terms to maintain the permits in good standing and are subject to change as work is completed, results are received and whether the required services are available to the Company.

The commitment amounts for capital expenditure relate primarily to PMP 38156-S where it is estimated that $2,300,000 will be required, to drill two Cheal wells and pay for associated development costs.

The Company has also committed to drilling a well on PEP 38738-S, an exploration permit that includes the acreage of the original Cheal exploration permit that remained after a mining permit (”PMP 38156-S”) was granted over a portion of the permit. This well is anticipated to be drilled in June or July 2009.

Selected Annual Financial Information

The following table summarizes selected annual information for the years ended March 31, 2008, 2007 and 2006.

	2008	2007	2006
Production revenue	$4,103,954	$938,838	$-
Net loss	(7,979,915)	(18,558,466)	(1,425,562)
Net loss per share	(0.09)	(0.22)	(0.04)
Working capital	7,511,039	13,650,792	17,843,233
Total assets	38,488,014	46,673,370	29,259,397
Long term debt	-	-	-
Shareholders equity	$32,234,198	$40,133,830	$27,029,832

Results of Operations

The Company recorded a net loss for the 2008 fiscal year of $7,979,915 ($0.09 per share) compared to a loss of $18,558,466 ($0.22 per share) for the same period last year, a difference resultant primarily from an increase in production revenue to $4,103,954 (2007: $938,838) and a decrease in oil and gas property write-offs to $6,561,682 (2007: $17,246,651) for the 2008 fiscal year when compared to the 2007 fiscal year.

The Company’s production revenue for the year consisted of oil and gas sales from the Cheal Oil Field detailed above. In addition the Company received interest income of $426,590 (2007: $841,569). Interest income decreased for the year when compared to the same period last year as a result of the Company’s lower working capital balances.

During the year ended March 31, 2008, the Cheal oil field produced 169,737 (2007: 45,094) gross barrels of oil and 154,240 (2007: 44,731) gross barrels of oil were sold with associated gas produced being used primarily to generate electricity on-site. The Company’s 30.5% share of oil produced and sold for the year was 51,770 (2007: 13,643) and 47,043 (2007: 13,754), respectively. The Company’s share of production costs for the 2008 fiscal year was $1,552,752 (2007: $361,328) while depletion and royalties amounted to $1,281,614 (2007: $324,022) and $209,096 (2007: $43,425) , respectively.

General and administrative (“G&A”) costs for the 2008 fiscal year increased to $2,321,093 from $2,066,665 last year due to the Company’s increased activity levels relating to general exploration opportunities.

A comparative summary of the Company’s G&A costs for the two-years ending March 31, 2008 and 2007 is as follows:

	2008	2007
Consulting fees	$99,935	$73,457
Directors fees	74,741	52,731
Filing, listing and transfer agent	53,994	72,567
Exploration and reports	279,056	72,748
Office and administration	112,551	120,742
Professional fees	215,216	232,388
Rent	42,754	51,416
Shareholder relations and communications	165,164	169,235
Travel	173,375	251,122
Wages	1,196,975	1,133,481
Overhead recoveries	(92,668)	(163,222)
	$2,321,093	$2,066,665

In addtion to the G&A costs above:

a. The Company recorded a foreign exchange loss for the year amounting to $863,843 compared to a foreign exchange gain of 134,530 last year. The foreign exchange loss for the year was caused by fluctuations of both the U.S. and New Zealand dollar in comparison to the Canadian dollar.

b. The Company recorded stock option compensation costs of $80,283 for the 2008 fiscal year (2007: $107,782) relating to the amortization of the fair value compensation cost of stock options previoulsy granted.

c. During the 2008 fiscal year, the Company recorded a write-down amounting to $6,561,682 in costs associated with permits PEP 38741, PEP 38342, PMP 38156-D, PMP 38157, PEP 38765 and PEP 38758, as the Company had agreed to either relinquish the permits or assign them to arms-length parties and the costs associated with the permits were deemed unlikely to be recovered a future date.

Please also refer to Note 5 of the accompanying audited consolidated financial statements.

Summary of Quarterly Information

2008
	Q4	Q3	Q2	Q1
	$	$	$	$
Total Revenue	1,181,981	1,238,819	789,655	852,761
General and
administrative	(735,459)	(421,921)	(779,753)	(383,961)
Foreign
Exchange	(509,337)	(188,290)	(633,645)	(551,244)
Stock option
compensation	(11,382)	(22,817)	(22,817)	(22,817)
Other	276,812	(7,202,724)	(27,274)	(806,502)
Net loss	202,615	(6,596,933)	(673,834)	(911,763)
Basic loss per	0.00	(0.07)	(0.01)	(0.01)
share

2007
	Q4	Q3	Q2	Q1
	$	$	$	$
Total Revenue	366,611	337,311	234,916	-
General and
administrative	(741,455)	(430,745)	(432,661)	(461,804)
Foreign
Exchange	47,086	634,690	(130,172)	(417,074)
Stock option
compensation	(23,838)	(39,219)	(38,207)	(6,518)
Other	(15,992,555)	(1,273,535)	(356,198)	164,901
Net loss	(16,344,151)	(771,498)	(722,322)	(720,495)
Basic loss per	(0.19)	(0.01)	(0.01)	(0.01)
share

Fourth Quarter 2008 Results

The Company recorded net income of $202,615 (2007: net loss of $16,344,151) for the quarter ended March 31, 2008, mainly as a result of fourth quarter production revenues from the Cheal Oil Field totaling $1,181,981 (2007: $366,611) and a beneficial flucuations in foreign exchange rates compared to the previous quarter. The Company’s revenue for the quarter consisted primarily from the Company’s 30.5% share of 40,124 gross barrels of oil sold (50,712 barrels of oil produced).

Production revenue was partially offset by $526,561 (2007: $118,245) in production costs, depletion, depreciation and accretion amounted to $252,586 (2007: $204,175) and royalties amounted to $67,674 (2007: $15,137).

Interest income of $55,011 (2007: 174,107) was recorded in the quarter and the Company wrote-down inventory by $201,431 (2007: $209,959). G&A for the fourth quarter was $735,459 compared to $741,455 for the comparable quarter last year.

The Company incurred $1,581,843 worth of expenditures on its oil and gas properties relating to the development of PMP 38156-S and, to a lesser extenst, exploration costs on PMP 38156-D. This compares to $3,950,107 of exploration expenditures during the comparable quarter last year.

Please also refer to note 5 of the accompanying audited consolidated financial statements.

Liquidity and Capital Resources

The Company did not conduct any financing activities during the 2008 fical year and ended the year with 91,631,081 common shares issued and outstanding.

At March 31, 2008 the Company had $6,553,101 in cash and cash equivalents and $7,511,039 in working capital compared to $13,425,795 in cash and cash equivalents and $13,650,792 in working capital at March 31, 2007. The Company is adequately funded to meet its capital and ongoing requirements for the next twelve months based on the current exploration and development programs and the anticipated revenue from the Cheal oil field. Additional material commitments, changes to production estimates or any acquisitions by the Company may require a source of financing. Alternatively, certain permits may be sold, farmed-out or relinquished.

Off-Balance Sheet Arrangements and Proposed Transactions

The Company has no off-balance sheet arrangements or proposed transactions.

Related Party Transactions

The Company was not involved in any related party transaction during the year ended March 31, 2008, outside of paying wages and directors fees as disclosed in this report and in the accompanying audited consolidated financial statements. During the 2008 fiscal year, the Company did not grant any stock options.

Subsequent Events
On June 11, 2008, John Vaccaro was appointed as Director of the Company. On June 23, 2008, David Bennett resigned as Director of the Company.

Please also refer to note 10 of the accompanying audited consolidated financial statements.

Recent Accounting Pronouncements and future changes in accounting policies
Please refer to note’s 2 and 3 of the accompanying audited consolidated financial statements.

Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management.

The CEO and CFO have evaluated the effectiveness of our disclosure controls and procedures and have concluded that they are adequate and effective to ensure accurrate and complete disclosure.

Internal Control Over Financial Reporting
The Company’s CEO and CFO are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision. Such controls are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accountiung principles.

Management has designed and documented internal controls over financial reporting as at March 31, 2008. The Company has knowledgeable and competent accounting staff to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements. The relatively small number of staff makes the identification and authorization process relatively efficient and, during management’s review of the design of internal control over financial reporting, it was noted that, due to limited number of staff, it is not entirely feasible to achieve optimum segregation of incompatible duties. Management is also aware that in-house expertise to deal with complex taxation, accounting and reporting issues may not be sufficient so the Company utilizes outside professional advisors on taxation, new accounting pronouncements and complex accounting and reporting issues where it feels it is necessary to do so, which is common in companies of similar size. These identified weaknesses may result in the possiblility that a material misstatement may not be detected or prevented. Management and the Board of Directors work to mitigate risks of material misstatement through review and approval of material activities relating to the Company and the Company’s CEO and CFO have concluded that the internal controls over financial reporting have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting.

It should be noted that management does not expect that internal controls over financial reporting and dislcosure controls and procedures would prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Business Risks and Uncertainties
The Company, like all companies in the international oil and gas sector, is exposed to a variety of risks which include title to oil and gas interests, the uncertainty of finding and acquiring reserves, funding and developing those reserves and finding storage and markets for them. In addition there are commodity price fluctuations, interest and exchange rate changes and changes in government regulations. The oil and gas industry is intensely competitive and the Company must compete against companies that have larger technical and financial resources. The Company works to mitigate these risks by evaluating opportunities for acceptable funding, considering farm-out opportunities that are available to the Company, operating in politically stable countries, aligning itself with joint venture partners with significant international experience and by employing highly skilled personnel. The Company also maintains a corporate insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts and other operating accidents and disruptions. The oil and gas industry is subject to extensive and varying environmental regulations imposed by governments relating to the protection of the environment and the Company is committed to operate safely and in an envoironmentally sensitive manner in all operations.

Additional information relating to the Company is available on www.sedar.com.

CORPORATE INFORMATION

BANKER
DIRECTORS AND OFFICERS	Bank of Montreal
Garth Johnson	Vancouver, British Columbia
President, CEO, CFO and Director
Vancouver, British Columbia	LEGAL COUNSEL
Blake, Cassels & Graydon
John Vaccaro	Vancouver, British Columbia
Director
Vancouver, British Columbia	Bell Gully
Wellington, New Zealand
Dan Brown
Director	AUDITORS
Vancouver, British Columbia	De Visser Gray
Chartered Accountants
Giuseppe (Pino) Perone	Vancouver, British Columbia
Director
Vancouver, British Columbia	REGISTRAR AND TRANSFER AGENT
Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario
Canada M5J 2Y1
Telephone: 1-800-564-6253
CORPORATE OFFICE	Facsimilie: 1-866-249-7775
Suite 1407, 1050 Burrard Street
Vancouver, British Columbia	ANNUAL GENERAL MEETING
Canada V6Z 2S3	The Annual General Meeting will be held
Telephone: 1-604-609-3350	on December 19, 2008 at the
Facsimile: 1-604-682-1174	offices of Blake, Cassels & Graydon,LLP
Located at Suite 2600, 595 Burrard Street
REGIONAL EXPLORATION OFFICE	Vancouver, B.C. V7X 1L3
117 Powderham Street
New Plymouth, New Zealand	SHARE LISTING
TSX Venture Exchange
SUBSIDIARIES	Trading Symbol: TAO
TAG Oil (NZ) Limited	OTC Bulletin Board
TAG Oil (Canterbury) Limited	Trading Symbol: TAGOF
Cheal Petroleum Limited
WEBSITE
SHAREHOLDER RELATIONS	www.tagoil.com
Telephone: 604-609-3350
Email: ir@tagoil.com

SHARE CAPITAL
At July 28, 2008, there were
91,631,081 shares issued and outstanding.
Fully diluted: 92,891,081 shares